Exhibit 99.1

Pacaso Reports First Half 2026 Financial Results, Driven by Adjusted Gross Profit Margin Expansion to 18.8% and a 25% Adjusted EBITDA Loss Improvement

Core co-ownership business strengthens as Infinity, Pacaso’s private home-exchange community, extends Swap beyond its co-owned homes

SAN FRANCISCO, Sept. 30, 2026 /PRNewswire/ — Pacaso, the leading technology-enabled marketplace for co-owned luxury vacation homes, today reported financial results for the first half of the year ended June 30, 2026. The company expanded margins and improved operating efficiency during the period, moving closer to positive adjusted EBITDA.

First-half 2026 financial highlights:

●	Adjusted gross profit, excluding whole home sales, of $15.5 million, up 23% year over year[1]
●	Adjusted gross profit margin, excluding whole home sales, of 18.8%, up from 15.2% in the first half of 2025, representing 360 basis points of expansion[1]
●	Adjusted EBITDA loss improved 25% year over year to $(7.0) million[2]

During the first half of 2026, Pacaso expanded what ownership can do. Through Swap, owners can trade a stay at their Pacaso home for a stay at another home in the Pacaso collection. Infinity, a private home-exchange community of whole-home owners, extends Swap beyond Pacaso’s co-owned homes and gives Pacaso owners access to 26 additional destinations across 10 new countries since launch earlier this year.3

“Co-ownership is clearly the future of second home ownership, and the first half of 2026 showed it again,” said Austin Allison, co-founder and CEO of Pacaso. “Pacaso started as the smartest way to own a second home. Now it’s that and your golden ticket to travel the world. That’s the long-term opportunity we’re building toward.”

“We made progress on the metrics we run the business on, and we’re encouraged by it,” said Alvaro Cortes, CFO of Pacaso. “AI is doing more of the work behind the scenes so our team can be front and center with our owners. We also know there’s a lot of work left. Our focus stays on disciplined costs and better economics on every home we sell.”

Additional details on Pacaso’s financials are available on the SEC EDGAR website.

About Pacaso

Co-founded in 2020 by Austin Allison and Spencer Rascoff, Pacaso® makes it possible to co-own a home in more than 40 destinations around the world — a home that’s truly yours, fully managed, and sized to the share you’ll actually use. Each Pacaso home is owned by its co-owners through a property-specific LLC. Owners hold a real interest in one specific home, with no fixed weeks and the ability to sell their share. Pacaso handles the buying, upkeep, and scheduling, so owners can focus on what matters: the rituals and memories a second home is meant to hold. In 2026, Pacaso introduced Infinity by Pacaso™, an invitation-only home exchange for a curated group of owners, giving them access to swap stays across a growing network of extraordinary homes in destinations like St. Barth’s, Tuscany, and Costa Rica. Learn more at pacaso.com.

Media Contact

John Choi — Pacaso Communications

press@pacaso.com

SOURCE Pacaso

(1) We calculate Adjusted Gross Profit as gross profit under GAAP adjusted for amortization of developed technology, inventory valuation adjustment in the current period, inventory valuation adjustment in prior periods, impairment and write-off expense and share-based compensation. Inventory valuation adjustment in the current period is calculated by adding back the inventory valuation adjustments recorded during the period on homes that remain in real estate inventory or real estate investments at period end. Inventory valuation adjustment in prior periods is calculated by subtracting the inventory valuation adjustments recorded in prior periods on homes sold in the current period. Additionally, we calculate Adjusted Gross Profit Excluding Impact of Whole Homes, which is an indication of the performance of our core business offering of selling and managing co-owned real estate and is a useful measure of the volume of transactions that flow through our platform in a given period. Adjusted gross profit margin, excluding whole home sales, is calculated by dividing adjusted gross profit excluding whole home sales by the sum of gross real estate transacted and real estate services revenue, less whole home sales. We view these metrics as an important measure of business performance, as they capture gross profit performance related to units transacted in a given period and provide comparability across reporting periods.

(2) We define Adjusted EBITDA as net income or loss adjusted for interest expense, income tax expense, depreciation and amortization, share-based compensation expense, non-recurring expense, unrealized gain or loss on foreign currency, restructuring costs, non-recurring impairment and write-offs, the non-cash loss on settlement of SAFE agreements and advertising expense directly related to our Regulation A offering. Adjusted EBITDA is also adjusted to align the timing of inventory valuation adjustments recorded under GAAP to the period in which the related revenue or net gain on real estate investment is recorded in order to improve the comparability of the measure to our non-GAAP financial measure of adjusted gross profit above. We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance adjusted for non-recurring or non-cash items. Moreover, we have included Adjusted EBITDA because it is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting.

(3) Includes (i) 13 destinations that are fully onboarded and available now, and 13 destinations whose agreements and/or onboarding are still pending and (ii) 5 countries that are fully onboarded and available now, and 5 countries whose agreements and/or onboarding are still pending. Pending destinations aren’t guaranteed and may change.

Certain statements in this release may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding Pacaso’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties, many of which are difficult to predict and are outside of our control. Readers are cautioned not to put undue reliance on forward-looking statements, and Pacaso assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as otherwise required by the U.S. federal securities laws. Pacaso does not give any assurance that Pacaso will achieve its expectations.

In addition to financial results presented in accordance with generally accepted accounting principles, this press release contains financial measures that do not conform to U.S. GAAP that we believe are useful to investors or we believe will help investors to better understand our performance or business trends. Reconciliations of these non-GAAP financial measures to the nearest comparable GAAP measures are included below and in our filings, which may be found on the SEC EDGAR website.

Adjusted Gross Profit

	Six Months Ended June 30,
(amounts in thousands)	2026	2025

Gross profit (GAAP)	$15,063	$11,877

Adjustments- add back (deduct):
Amortization of developed technology (1)	462	741
Inventory valuation adjustments- Prior periods (2)(3)	(272)	-
Share-based compensation	4	11
Adjusted gross profit	$15,257	$12,629

Whole home gross (profit) loss	51	-
Inventory valuation adjustments related to whole homes	211	-
Adjusted gross profit excluding impact of whole homes	$15,519	$12,629

(1)	Amortization of capitalized internally developed technology.

(2)	Inventory valuation adjustment includes adjustments to record real estate inventory and real estate investments at the lower of its carrying amount or its net realizable value.

(3)	Inventory valuation adjustments- Prior period is the inventory valuation adjustments recorded in prior periods associated with real estate inventory or real estate investments that sold in the period presented.

Adjusted EBITDA

	Six Months Ended June 30,
(amounts in thousands)	2026	2025
Reconciliation of Adjusted EBITDA to Net Loss:
Net loss (GAAP)	$(12,507)	$(22,300)

Interest expense- net	3,042	2,493
Income tax expense	76	65
Depreciation and amortization	1,033	1,190
Share-based compensation	28	224
Non-recurring expense (1)	816	57
Inventory valuation adjustments- Prior periods (2)(3)	(272)	-
Unrealized foreign currency (gain) loss	(34)	(455)
Restructuring costs (4)	543	-
Loss on settlement of SAFE agreements (5)	278	-
Impairment and write-off expenses	-	40
Regulation A offering advertising expenses	-	9,408
Adjusted EBITDA	$(6,997)	$(9,278)

(1)	The six months ended June 30, 2026 primarily consists of $0.2 million of professional fees incurred in connection with filing fees and a $0.6 million legal settlement, which was recognized in full in the period and is being satisfied through credits applied against the owners’ operating expenses over approximately three years. The six months ended June 30, 2025 consists of legal settlement payments related to a former employee to resolve all claims related to the termination of their employment.

(2)	Inventory valuation adjustment includes adjustments to record real estate inventory and real estate investments at the lower of its carrying amount or its net realizable value.

(3)

Inventory valuation adjustments- Prior period is the inventory valuation adjustments recorded in prior periods associated with real estate inventory or real estate investments that sold in the period presented.

(4)	Restructuring costs consist primarily of severance and employee termination benefits related to strategic restructuring plans to streamline operations and reduce overhead cost.
(5)	Loss on settlement of SAFE agreements represents the non-cash loss recognized on the settlement of a portion of the Company’s SAFE agreements, measured as the excess of the fair value of the Class D common stock issued over the carrying amount of the SAFE agreements settled.

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